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                                                                    EXHIBIT 99.1


                          HOLLINGER INTERNATIONAL INC.
                                 HOLLINGER INC.
                       HOLLINGER INTERNATIONAL INC. AGREES
                TO SELL ITS 50% INTEREST IN THE NATIONAL POST TO
                       CANWEST GLOBAL COMMUNICATIONS CORP.

          TORONTO -- AUGUST 24, 2001:Hollinger International Inc. ("Hollinger") (NYSE:HLR) and Hollinger Inc. (TSE:HLG) announce that Hollinger has agreed with CanWest Global Communications Corp. ("CanWest") to sell to CanWest its 50% interest in the National Post. Hollinger representatives will resign their executive positions at the National Post effective September 1, 2001 and the sale will be completed in March, 2002, subject to regulatory approvals.

          Hollinger founded the National Post in October, 1998, and is proud of the Post's success in achieving a fully paid circulation of over 300,000, in revitalizing the newspaper industry in Canada and in greatly stimulating the Canadian public policy debate. The Post severely and usefully disrupted the Toronto media cartel that had long divided the national media market between themselves and had propagated a uniform view of most public policy issues. The Post's efforts have been particularly useful in encouraging tax cuts, recognizing the brain drain from Canada and the need for an enhanced role for private medicine.

          It became clear in the nine months since the sale by Hollinger of Southam to CanWest that difficult ambiguities were created by a divided ownership. With great reluctance, Hollinger concluded that the National Post's prosperity would be much better assured with the close association with the country's national newspaper company and that the Post needed a proprietor who was a resident Canadian better able than is the chairman of Hollinger to help the Post in the many business and political relationships necessary to a national newspaper.

          From Hollinger's very pleasant association over the last years, it is clear that CanWest strongly supports the purposes of the National Post and is dedicated to the success of the newspaper. The Asper family are among the great pioneers of the Canadian media and are uniquely qualified to assume this task.

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          The management and directors of Hollinger find this a painful, but a sensible decision. The National Post has been successfully launched and established, but now requires an intimate association with an indigenous Canadian media company to take it through the next competitive phase of its development to profitability.

          This sale substantially completes Hollinger's disposition of its Canadian newspapers which was commenced in early 2000. Hollinger continues to own English-language newspapers in the United States, United Kingdom and Israel. Its assets include The Telegraph Group Limited in Britain, the Chicago Sun-Times, The Jerusalem Post, a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets.

FOR MORE INFORMATION CONTACT:
PETER Y. ATKINSON
Executive Vice-President and General Counsel
Hollinger Inc.

Tel:  (416) 363-8721